www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2025/10/07: September Revenue

Exhibit 99.1

United Microelectronics Corporation

October 7, 2025

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of September 2025.

1)
Sales volume (NT$ Thousand)

Period	Items	2025	2024	Changes	%
September	Net sales	19,927,175	18,942,714	984,461	5.20%
Year-to-Date	Net sales	175,743,654	171,916,474	3,827,180	2.23%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand)

Balance as of period end

This Month

	(actual amount provided)

Last Month

		(actual amount provided)	Limit of lending
UMC	3,632,040	3,645,720	151,592,175

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022, December 14, 2022, April 26, 2023, July 26, 2023, December 13, 2023, February 27, 2024 ,July 31, 2024, December 18, 2024, February 26, 2025 and July 30, 2025, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to CNY¥ 855 million.

4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	304,200	0
Fair Value	0	0	(2,081)	0
Net profit (loss) from Fair Value	0	0	(1,044)	0
Written-off Trading
Contracts	0	0	4,481,221	0
Realized profit (loss)	0	0	6,547	0